November 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Navios South American Logistics Inc.

  Request for Withdrawal of Registration Statement on Form F-1

  Registration No. 333-253798

Ladies and Gentlemen:

On March 2, 2021, Navios South American Logistics Inc. (the “Company”) filed a Registration Statement on Form  F-1 (File No. 333-253798), which was amended on March 15, 2021 (as amended, and together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or as soon as practicable thereafter. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statements in accordance with Rule 457(p).

Please direct any questions or comments regarding this correspondence to our counsel, Mark Hayek of Fried, Frank, Harris, Shriver & Jacobson LLP at 212-859-8890. Thank you for your assistance in this matter.

Very truly yours,

Navios South American Logistics Inc.

By:	/s/ Vasilki Papaefthymiou
Name: Vasiliki Papaefthymiou
Title: Executive Vice President - Legal

cc: Mark Hayek, Fried, Frank, Harris, Shriver & Jacobson LLP